VIRAL GENETICS, INC.
1321 Mountain View Circle
Azusa, CA 91702
Telephone: (626) 224-5310
Fax: (626) 224-5324

March 24, 2006

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jim Rosenberg Tabatha Akins, Staff Accountant Mail Stop 6010

Re:	Viral Genetics, Inc. – File No. 000-26875 Form 10-KSB for the fiscal year ended December 31, 2004

Dear Mr. Rosenberg and Ms. Akins:

The following are our responses to the additional information requested in conversations with Ms. Akins concerning three of the comments addressed in our November 11, 2005 response to your initial comment letter. We have tried to provide all of the relevant facts and a discussion of the circumstances under which the questioned comment raised. Where appropriate, we have included the additional disclosures and the calculation of the changes based upon our prior discussions.

We thank you for your patience with the length of time required for us to address the second round of comments.

Should any of the items not be complete in your view, we would propose to hold a brief conference call to determine a final written response to conclude this matter to the Commission’s satisfaction as soon as possible.

Comment No. 3:

Note 4 – Patents, page 14

We note that the company will begin amortizing patents “once the Company begins production”. Please tell us how this complies with GAAP. We believe that paragraphs 11 and 12 of SFAS 142 require that the patents be amortized over their useful life using a method that reflects the pattern in which economic benefits will be consumed. However, if a pattern of economic benefits cannot be reliable determined, which appears to be your case, the straight-line amortization method should be used commencing upon acquisition of the intangible asset.

Further please provide us in disclosure-type format information about goodwill and patents as required by paragraphs 44 and 45 of SFAS 142.

Prior response:

The Company began amortizing its patents in the quarter ending June 30, 2005, under the understanding that the value originally ascribed to Patents and Goodwill was not to be treated as having an indefinite life, subject to impairment. The Company has patents from foreign filings which now have definite lives. The Company has elected to amortize this value over twenty years, although it would be subject to impairment if the underlying medical products prove not to be efficacious.

Originally the company had regarded the value ascribed to Patent and Goodwill as patents which had not been placed in service awaiting the approval of regulatory agencies. With the adoption of SFAS No. 142, the Company regarded the value ascribed to Patents and Goodwill as Goodwill with an indefinite life subject to impairment. Actually the amount is part of each of these accounts. As of the June 30, 2005 Review, the Company began to treat the whole amount as patents subject to amortization. The Company has expensed all other patent expenses as operating costs. This amount under Goodwill and Patents represent the value ascribed to the original purchase of the technology from third parties and others in the formation of the predecessor company back in 1995. The amount attributable to the Patents account is not considered material.

Notwithstanding this, we have begun the amortization in 2005 based upon the interpretation that a definite life has now been determined. If the Staff believes that the amortization should have started in 2002 with the adoption of SFAS No. 142, we would not be adverse to making such disclosure and amending the filings accordingly.

Additional information:

Upon reviewing the origination of the intangible assets of the Company, we have determined that our intangible assets can be allocated between goodwill and patents. The amount of intangible assets will be broken down into $50,000 for patents and $5,156,052 for goodwill. The cost assigned to patents is the estimated cost of legal fees to the original holders of the technology. The Company acquired the assets through a merger in October 2001.

The Company held the patents and goodwill for 2 months prior to the adoption of SFAS No. 142. Using an amortization period of 40 years, there should have been $21,692 worth of amortization charged during the year ended December 31, 2001. With the adoption of SFAS No. 142 on January 1, 2002, the Company should have begun amortizing the patents over a 17 year period based on our analysis. Annual amortization expense for each year ended December 31, 2002, 2003, and 2004 should have been $2,941 which computes to a total of $8,823 for the three years combined. Therefore, the Company’s intangible assets are overstated $30,515 at December 31, 2004 (0.45% of total assets as adjusted for the overstated intangible assets) while the net loss is understated by $2,941 for the year then ended (0.04% of the net loss reported for the year).

Management believes that the $30,515 misstatement in the Company’s financials at December 31, 2004 is not material and not substantial enough to warrant the restatement of the Company’s filings dating back to December 31, 2001. If you concur, the Company will adjust the financial statements of the Company at December 31, 2005 and for the year then ended, with approriate footnote disclosure, to reflect the immaterial adjustment to amortization of the intangibles.

Comment No. 5:

Note 8 – Notes Payable and Related Party Transactions, page 18

We note that your revised the terms related to these notes in June 2003. Please explain to us, in disclosure type format, the accounting consequences of those revisions. Include the specific terms of the notes that changed other than just the due date. Also provide us your analysis under EITF 98-5 and 00-27 supporting whether or not you recorded a beneficial conversion feature related to the revised notes given that the conversion ratio was less than the apparent then trading price.

Prior response:

The renewal of the loans was negotiated during the first half of 2003 when our common stock was trading at or below $0.30 per share, although the stock price had increased in May and June 2003. Further, during this period, the Company raised capital through private placements of its common stock with arms-length investors at a price of $0.2135. Consequently, the $0.30 conversion price was deemed to be at least fair market value and without any further discounts, and resulting calculations in accordance with EITF 98-5 and 00-27 resulted in no beneficial conversion price. The Company is a small company with limited staff, and sometimes it takes weeks or months to complete negotiations. When the values were determined in March and April of 2003 the conversion price was deemed reasonable. Later in the year, the stock trading price did drop back to the thirty cents level.

Additional information:

After discussions with Ms. Akins it appears that the concern of the SEC is that the company should have recorded a beneficial conversion feature for the difference of the market value when the agreement was finalized and the conversion price of the debt.

Further to our response in our letter dated November 14, 2005, we have re-examined the original documentation from the Debt Restructuring Agreement transactions, as well as the Form 8-K and Exhibits thereto filed on June 18, 2003. We reference the Debt Restructuring Agreement between the Company and Mr. Haig Keledjian for convenience, noting that the other Debt Restructuring Agreements are identical in form. We note that each of the Debt Restructuring Agreements included the following language in the initial preamble:

“THIS DEBT RESTRUCTURING AGREEMENT, dated as of May 22, 2003 (the “Agreement”), is made by and among VIRAL GENETICS, INC., a Delaware corporation having its principal place of business in South Pasadena, California (the “Borrower”) and

HAIG KELEDJIAN, an individual (the “Lender”) for the purpose of amending and continuing the obligations represented by the Original Notes referenced below effective as of April 1, 2003.”

As stated in our prior response, because we are a small company it sometimes takes time for documentation to be completed to close transactions that are negotiated and agreed to. In the specific cases of the Debt Restructuring Agreements, the consummation of terms and the effective date of the transaction was April 1, 2003 which was reflected in the final documentation, although the final drafts of documentation were completed May 22, 2003. The trading price of our common stock on April 30, 2003 was $0.30 exactly. Further, as detailed in our previous response, in our negotiations with the affected parties we took into account the fact that (a) the trading price of the Company’s stock during the months prior to April 1, 2003 when negotiations took place was well below $.30; and, (b) we completed a financing with an arms-length investor who purchased common stock at a price of $0.2135 per share which is well below the $0.30 price of the Debt Restructuring Agreements. As a result, no beneficial conversion feature was included in the Notes. The Company proposes to make no change as a result of this comment.

Comment No. 6:

Note 11 – Merger and Acquisition, page 22

Acquisitions, page 22

6.      Please tell us, in disclosure-type format, what you acquired in connection with this merger. In your discussion, please include all of the disclosure requirements of paragraph 51 of SFAS 141 including a purchase price allocation.

Prior response:

As stated in Note 11 of the financial statements, Therapeutic Genetic, Inc. was holding $7,504,274 in notes payable and accrued interest at the time of the acquisition. The transaction resulted in an increase in the equity accounts and resulted in 24,308,580 additional shares being issued. An allocation to the shares and underlying warrants resulted in the Company recognizing on a Consolidated basis additions to warrants of $3,226,838 and additions to common stock and additional paid-in capital of $4,277,436. The only remaining assets held by Therapeutic were the notes owed by Viral and the notes were effectively retired by the exchange of stock. There were no other assets to allocated value in this transaction.

Additional information:

Therapeutic was the holder, or creditor, of notes owed by Viral. Viral acquired Therapeutic by issuing its common stock for 100% of the outstanding common stock of Therapeutic, and merging Therapeutic with its subsidiary California corporation also called “Viral Genetics, Inc.”. As a wholly owned subsidiary of the Delaware corporation Viral, the inter-company accounts were fully eliminated in the subsequent consolidation of the financial information.

The effect of the acquisition and merger of Therapeutic was the cancellation of Viral notes held by Therapeutic and a corresponding increase in stockholder equity of Viral for the value previously held in notes and accrued interest.

The Company hereby acknowledges that:

—     the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

—     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or wish to discuss any of these matters, please contact Mr. Haig Keledjian at 626-334-5310. Thank you for your consideration in allowing us the additional time to respond.

Very truly yours,

Haig Keledjian President and Chief Executive Officer